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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*

                          Capital Growth Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $0.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  14019A 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 28, 2004
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)
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CUSIP NO.  14019A 10 7                 13G                     Page 2 of 6 Pages
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Carl C. Greer Trust
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [X]
               -----------------------------------------------------------------
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  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        Illinois
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     Number of             5.      Sole Voting Power

      Shares                       2,266,281
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      0
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     2,266,281
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   0
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        2,266,281
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        14.28%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------

*Based upon information received from Capital Growth Systems, Inc. of 15,873,800 shares outstanding as of February 10, 2004 and adding to that amount 111,111 shares subject to an option which is exercisable within 60 days of this report.
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Page 3 of 6


ITEM 1(a).        NAME OF ISSUER

                  Capital Growth Systems, Inc. (the "Issuer")

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  1100 East Woodfield Road, Suite 100, Schaumburg, IL 60173

ITEM 2(a).        NAME OF PERSON FILING

                  Carl C. Greer Trust

ITEM 2(b)         RESIDENCE OR BUSINESS ADDRESS

                  c/o Thomas Floyd,
                  4501 West 127th Street
                  Suite C
                  Alsip, IL 60803

ITEM 2(c)         CITIZENSHIP

                  Illinois

ITEM 2(d)         TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $0.0001 per share ("Common Stock")

ITEM 2(e)         CUSIP NUMBER

                  14019A 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO ss. ss. 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (a) [  ]  Broker or dealer registered under section 15 of the
                            Act (15 U.S.C. 78o).

                  (b) [  ]  Bank as defined in section 3(a)(6) of the Act
                            (15 U.S.C. 78c).

                  (c) [  ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                  (d) [  ] Investment company registered under section 8 of
                           the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                  (e) [  ] An investment adviser in accordance with
                           ss. 240.13d-1(b)(1)(ii)(E).

                  (f) [  ] An employee benefit plan or endowment fund in
                           accordance with ss. 240.13d-1(b)(1)(ii)(F).

                  (g) [  ] A parent holding company or control person in
                           accordance with ss. 240.13d-1(b)(1)(ii)(G).

                  (h) [  ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
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Page 4 of 6


                  (i) [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

                  (j) [  ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

                  (a)      Amount beneficially owned:  2,266,281

                  (b)      Percent of class:  14.28%*

                  (c)      Number of shares as to which the person has:

                           (i)   Sole power to vote or to direct the vote:

                                 2,266,281

                           (ii)  Shares power to vote or to direct the vote:  0

                           (iii) Sole power to dispose or to direct the
                                 disposition of:  2,266,281

                           (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

*Based upon information received from Capital Growth Systems, Inc. of 15,873,800 shares outstanding as of February 10, 2004 and adding to this amount 111,111 shares subject to a warrant which is exercisable within 60 days of this report.


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Page 5 of 6


ITEM 10. CERTIFICATIONS

         The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.



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Page 6of 6


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2004
                                              By: Carl C. Greer Trust
                                                  ------------------------------


                                                  By: /s/ Carl C. Greer
                                                     ---------------------------
                                                  Its: Trustee